MOTIENT CORPORATION
                       12010 Sunset Hills Road, Suite 600
                             Reston, Virginia 20190

May 2, 2007

VIA EDGAR
---------

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Motient Corporation
     Post-Effective Amendment No. 1 to Form S-3 (Registration No. 333-136046) Form RW-Application for Withdrawal
     ----------------------------------

Ladies and Gentlemen:

     Motient Corporation, a Delaware corporation (the "Registrant"), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-136046), filed on April 30, 2007 (the "Post-Effective Amendment").

     The Registrant is requesting the withdrawal of the Post-Effective Amendment because the Post-Effective Amendment was improperly given the filing tag of S-3/A rather than POS AM and therefore was filed as a pre-effective amendment to the Registration Statement on Form S-3 (Registration No. 333-136046) rather than as a post-effective amendment to such registration statement. The Registrant will re-file the Post-Effective Amendment with a POS AM filing tag promptly after the filing of this Form RW. None of the Registrant's securities were sold pursuant to the Post-Effective Amendment.

     Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Post-Effective Amendment be issued by the Securities and Exchange Commission as soon as reasonably possible.

     Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendment to the undersigned via mail at 12010 Sunset Hills Road, Suite 600, Reston, Virginia 20190.

     If you have questions regarding the foregoing application for withdrawal, please call Ted Gilman at Andrews Kurth LLP, outside counsel to the Registrant, at (512) 320-9200.

                                   Sincerely,

                                   MOTIENT CORPORATION

                                   By: /s/ Jeffrey Epstein
                                       ------------------------------------
                                       Jeffrey Epstein, General Counsel and
                                       Secretary